United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 30, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

30 January 2024

Coca-Cola Europacific Partners (CCEP) today confirms it has, together with Aboitiz Equity Ventures Inc. (AEV), received regulatory approval from the Philippines Competition Commission (PCC) to jointly acquire Coca-Cola Beverages Philippines, Inc. (CCBPI) from The Coca-Cola Company (KO)

•Further to the announcements on 2 August and 20 November 2023 (see links below), CCEP today announces it has, together with AEV, received regulatory approval from the PCC, to acquire 100% of CCBPI from KO
•The transaction is expected to close towards the end of February 2024. Further updates will be provided in due course.

Further information

For more information on the transaction, please see our website www.cocacolaep.com

–https://ir.cocacolaep.com/static-files/0e2aab54-4883-4518-bb2b-c1a5b4d55c2c
(2 August 2023)
–https://ir.cocacolaep.com/news-releases/news-release-details/coca-cola-ep-plc-update-re-acquisition-ccbpi
(20 November 2023)

Advisers
Rothschild & Co is acting as financial adviser to CCEP. BofA Securities1 is acting as adviser to the Affiliated Transaction Committee (ATC) of the Board of Directors of CCEP. Slaughter and May and Villaraza & Angangco are acting as legal counsel to CCEP.

___________________________
1.Merrill Lynch International (“BofA Securities”), a subsidiary of Bank of America Corporation, is acting exclusively for CCEP in connection with the transaction that is the subject of this announcement and for no one else and will not be responsible to anyone other than CCEP for providing the protections afforded to its clients or for providing advice in relation to such transaction.

About CCEP (LEI 549300LTH67W4GWMRF57)

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 30 countries grow their business.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

About AEV
AEV is one of the leading conglomerates in the Philippines with over 100 years of business history. It has major investments in power, banking and financial services, food, infrastructure, land, and data science and artificial intelligence. AEV is recognized as one of the best-managed companies in the Philippines and the region, consistently cited for its commitment to good corporate governance and sustainability. Currently, the company is on its Great Transformation journey to become the Philippines’ first Techglomerate as it continues to drive change for a better world by advancing business and communities.

AEV is a member of the United Nations Global Compact, Global Compact Network Philippines Board of Trustees, the APEC Business Advisory Council and the Council for Inclusive Capitalism, and helps champion sustainability initiatives on a regional level through policies, advocacies, and initiatives that contribute to the United Nations Sustainable Development Goals (UN SDGs). With a clear focus on ESG, the company is implementing its #OneAboitizSustainability Synergy model which transforms its life-essential businesses to improve sustainable practices and continue to create a positive impact on society and the environment.

Link to AEV’s website and release: https://aboitiz.com/investor-relations/disclosure/

Enquiries

General Counsel and Company Secretary: Clare Wardle; secretariat@ccep.com

Investor Relations: Sarah Willett; sarah.willett@ccep.com

Media: ccep@portland-communications.com

Forward-Looking Statements

This document contains statements, estimates or projections that constitute “forward-looking statements”, including concerning the proposed joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2023 Half-year Report filed with the SEC on 2 August 2023;

2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;

5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

6. risks and uncertainties relating to the proposed joint venture with AEV and acquisition of CCBPI, including the risk that the proposed transactions may not be consummated on the currently contemplated terms or at all, or that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including the agreements relating to and results of the proposed joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: January 30, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary